Exhibit 99.1

High Tide Enters U.K. Market Through Acquisition of Blessed CBD

  With almost 5 million site visits in 2020, Blessed CBD is one of the most popular direct-to-consumer CBD brands in the U.K.1
  Blessed has been featured as the best U.K. CBD Oil in several publications including The Mirror, Reader's Digest, and Maxim Magazine.2
  Blessed has a strong financial profile which generated 81% gross margins and 54% EBITDA margins for the 12 months ended August 2021.3
  Highly accretive transaction for shareholders, as Blessed generated revenue of £5.1 Million and £2.8 Million in EBITDA for the 12 months ended August 2021.4
  Complementary acquisition adding a fully direct-to-consumer e-commerce platform, which is in line with High Tide's retail strengths.
  The acquisition creates meaningful synergies and cross-selling opportunities across all of High Tide's e-commerce platforms.

CALGARY, AB, Oct. 7, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a retail-focused cannabis company enhanced by the manufacturing of proprietary and licensed consumption accessories, is pleased to announce that it is taking another step towards solidifying itself as a major player within the global e-commerce marketplace for hemp-derived CBD products, by entering into a definitive agreement (the "Acquisition Agreement"), pursuant to which High Tide will acquire 80% of Enigmaa Ltd., operating as Blessed CBD, ("Blessed") for £9.06 Million (the "Transaction"), and will have a three-year option to acquire the remaining 20% of Blessed at any time.

High Tide Inc. October 7, 2021 (CNW Group/High Tide Inc.)

Founded in 2019 with its headquarters in Scotland, Blessed has quickly grown to become one of the most popular brands for hemp-derived CBD products across the U.K., including CBD oils, creams, gummies, and capsules. In 2020 Blessed had almost 5 million site visits and an average order value of approximately £75. Blessed's founder and Chief Executive Officer, Vithurs Thiru (known more commonly as "V"), will join the High Tide team as Senior Manager of Search (SEO) of the Company, and will help grow High Tide's CBD business globally.

"I'm very pleased to announce the addition of Blessed CBD, the U.K.'s top CBD brand as designated by several prominent publications, into the High Tide family. We continue to increase our online prowess by adding asset-light businesses to our growing global e-commerce portfolio. Blessed is a fully direct-to-consumer platform that generates industry-leading gross margins as well as EBITDA margins that will continue to add to our consolidated margin profile," said Raj Grover, President and Chief Executive Officer of High Tide. "This acquisition marks our entry into the highly lucrative and rapidly-growing U.K. CBD space which we expect to serve as a launching pad for High Tide to further penetrate the E.U. market for hemp-derived CBD products, while also taking advantage of cross-selling opportunities related to our in-house product lines. I have been very impressed with the amazing business that V has been able to build within just two years, and look forward to welcoming him and the rest of the Blessed team into our company," added Mr. Grover.

"Blessed CBD has experienced rapid growth and success from inception, and our goal is to become the most sought-after CBD brand globally. Our team is super excited to be joining hands with Raj, and by leveraging High Tide's existing resources and reach, I couldn't be more excited about the future," said Vithurs Thiru, CEO of Blessed. "I look forward to working with Raj and his team to accelerate the digital presence of High Tide's brands, and to position High Tide as one of the leading vertically-integrated cannabis companies in the industry. This acquisition provides unparalleled opportunities for growth to serve our current and future customers, expand into emerging new markets, and introduce new products unmatched in quality," added Mr. Thiru.

Strategic Highlights

Accelerates High Tide's U.K. Exposure – The addition of Blessed will turn High Tide into a major player in the U.K. CBD market.

Direct to Consumer Platform Compliments High Tide's Existing E-Commerce Portfolio – Blessed carries multiple product formulations that are exclusive to Blessed and are manufactured by reputable contract manufacturers. 100% of sales are direct-to-consumer online from the Blessed.co.uk website. Since its founding two years ago Blessed has fulfilled over 120,000 orders to approximately 87 thousand customers.

Novel Foods Authorization - Blessed has submitted their novel food applications to the U.K. government's Food Standards Agency. This is a key step in ensuring continued compliance for their products in the U.K. and other markets.

Large Global Potential – A recent report from Global Market Insights found that the international CBD Market size surpassed USD $7.1 billion in 2020 and is estimated to grow at a compound annual growth rate (CAGR) of over 35% between 2021 and 2027.5 The European Business review recently cited a study by Grandview Research which predicts that, "over the next five years, the global CBD industry is projected to accelerate to $23.6 billion."6

Transaction Details

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, and other customary conditions of closing, is expected to close during October 2021, implies an enterprise valuation of of £11.3 Million, representing 4.0x EBITDA generated during the 12 months ended August 2021. The consideration for the 80% acquired will be comprised of: (i) £4.9 Million (the "Share Consideration") in common shares of High Tide ("High Tide Shares") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on the TSXV for the ten (10) consecutive trading days preceding closing of the Transaction ("Closing"); and (ii) £4.2 Million in cash (collectively with the Share Consideration, the "Consideration"). The cash portion of the transaction will be funded entirely with cash on hand.

In addition to the foregoing, Blessed's founder has agreed to grant High Tide an option to acquire all the remaining shares in Blessed not held by High Tide, and become the sole shareholder of Blessed (the "Call Option"), at an enterprise value equal to the trailing twelve (12) months of revenue at that time multiplied by 2.2. The Call Option will be exercisable at any time for a period of three (3) years following the Closing. In addition, High Tide has agreed to grant Blessed's founder an option to put to High Tide the remaining shares in Blessed not held by High Tide (the "Put Option"), at the same enterprise value of the Call Option. The Put Option will be exercisable by Blessed's founder for a period of two (2) years following the first anniversary of the Closing. The consideration under the Call Option or the Put Option, if exercised, will be satisfied in High Tide Shares, on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on the TSXV for the ten (10) consecutive trading days preceding closing of the Call Option or Put Option, as the case may be.

The High Tide Shares issued pursuant to the Share Consideration are subject to a statutory hold period of four (4) months and one (1) day.

KPMG LLP conducted financial due diligence on behalf of High Tide for the Transaction.  Garfinkle Biderman LLP and Ince Gordon Dadds LLP are acting as legal advisors for High Tide in connection with the Transaction and Carlsquare and Addleshaw Goddard LLP acted for Blessed in connection with the Transaction.

ABOUT BLESSED CBD

Enigmaa Ltd., operating as Blessed CBD is one of the leading online retailers of hemp-derived CBD products in the U.K. The company provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best UK CBD Oil in several publications including The Mirror, Reader's Digest, and Maxim Magazine.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing of proprietary and licensed consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 101 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements.

Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward- looking statements contained herein include, but are not limited to, statements regarding: the creation of synergies and cross-selling across High-Tide's e-commerce platforms; High Tide's ability to become a global leader in the e-commerce marketplace for hemp-derived CBD products; the ability of High Tide to complete the Transaction; the ability of V to grow High Tide's CBD business globally; the ability of the Transaction to serve as an entry point into the EU marketplace for the Company; V joining the Company as General Manager of Digital Marketing and SEO; Blessed's working capital upon closing of the Transaction; and  the ability of Blessed to obtain authorization from the Food Standards Agency; and the growth-rate of the global CBD market.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will successfully complete the Transaction (and will obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; V will join the Company as General Manager of Digital Marketing and SEO; Blessed will have the stated working capital upon closing of the Transaction; and current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities). Although considered reasonable by management of High Tide at the time of preparation, these assumptions may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the potential inability of the Company to continue as a going concern; the risks associated with the cannabis and CBD industries in general; the inability of High Tide to  create synergies across it's e-commerce platforms; High Tide's inability to become a global leader in the e-commerce marketplace for hemp-derived CBD products; the inability of High Tide to close the Transaction and/or receive all necessary approvals; the inability of V to grow High Tide's CBD business globally; the inability of the Transaction to serve as an entry point into the EU marketplace; the inability of Blessed to obtain authorization from the Food Standards Agency; risks that the global CBD market will not grow at the anticipated growth-rate; risks associated with potential legislative and/or regulatory changes by the relevant governmental and/or regulatory bodies; risk that V will not join the Company as General Manager of Digital Marketing and SEO; risk that Blessed will not have the requisite working capital upon closing of the Transaction; and and risks associated with High Tide's and/or Blessed's inability to obtain board of director and/or shareholder approval of the Transaction.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

[1]	Data as per Google Analytics
[2]	Sources:
The Mirror: https://www.mirror.co.uk/lifestyle/health/best-cbd-oil-uk-2021-23153703
Reader's Digest: https://www.readersdigest.co.uk/health/wellbeing/cbd-oil-uk-the-8-best-cbd-oils-in-the-uk-reviewed
Maxim Magazine: https://www.maxim.com/news/cbd-oil-uk/
[3]	Unaudited.
[4]	Unaudited.
[5]	Source:
https://www.gminsights.com/industry-analysis/cannabidiol-cbd-market
[6]	Source: https://www.prnewswire.com/news-releases/global-cbd-industry-projected-to-accelerate-to-23-6-billion-over-the-next-five-years-301179412.html

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 07-OCT-21